

March 29, 2012

<u>Via E-mail</u>
Andrew Chien
Chief Executive Officer
China Bull Management Inc.
665 Ellsworth Avenue
New Haven, CT 06511

> **Re: China Bull Management Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 15, 2012**
> **File No. 333-178476**

Dear Mr. Chien:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment 2 in our letter dated February 1, 2012. Please also revise the following language to clarify the fact that all offers and sales under this registration statement must be made at the disclosed fixed price for the duration of the offering and the selling shareholders must be named as underwriters:

    -   "The shares must be offered (see section "PLAN OF DISTRIBUTION") at a fixed price of $1 per share until the shares are listed for quotation on the OTC Bulletin Board (there is no guarantee the shares will be), and thereafter at prevailing market prices, or at privately negotiated prices." (page 3). Please delete "until the shares are listed for quotation on the OTC Bulletin Board . . . and thereafter at prevailing market prices, or at privately negotiated prices." Please also state on page 3 that each of the selling shareholders named in the prospectus are deemed to be underwriters of the shares of common stock which they are offering.

- On page 20, please delete "Our company believes that the quantities of our private offering are small compared with total outstanding shares, and any aspect of the transaction is properly characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i)."

2. We have reviewed your response to comment 3 in our letter dated February 1, 2012 and the related revisions to your disclosure. Please provide a separate risk factor regarding the fact that the spin-off of China Bull Management from USChina Channel should have been registered on a registration statement under the Securities Act of 1933 and that you may have violated Section 5 of the Securities Act of 1933. Please include similar disclosure in the Share Distribution and Private Offering section on page 25. Finally, delete your references to FINRA approval of this transaction on pages 8 and 26, or supplementally provide us with appropriate documentation regarding FINRA's approval of the spin-off.

Prospectus Summary, page 5

Summary of Selected Financial Data, page 7

3. We note your response to comment 4 in our letter dated February 1, 2012. In the fifth line, after the words "and operated by Andrew Chien to serve customers," please revise the sentence as follows, if accurate: "account receivables $2,000 and cash $80,790 which is held in a bank deposit, and liabilities $4,867."

Selling Shareholders, page 16

4. We note your response to comment 5 in our letter dated February 1, 2012. Please revise to identify the natural persons that have the shared voting and investment power over shares held by National Financial Services, Knight Clearing Services, E*TRADE Inc., Scottrade Inc., First Clearing House and Pension Financial Services, Inc. Please refer to the Division's Compliance and Disclosure Interpretation 140.02 located at http://www.sec.gov/divisions/corpfin/guidance/regskinterp.

Description of Business, page 24

Our Strategy, page 27

5. We note your response to comment 8 in our letter dated February 1, 2012. In the last line of the first paragraph, after the words "service emphasis is to help preparing business plan document," please insert the following, if accurate: "and none of these services or the Company's other activities will require registration as an investment adviser with either the SEC or a U.S. state securities regulator." Alternatively, tell us why you cannot make such a representation.

Executive Compensation, page 39

6. In light of the revisions you made in this section reflecting the payment of compensation to Mr. Chien for the fiscal year ended December 31, 2011, please delete the second sentence in this section. Please also provide the summary compensation table required by Item 402(n) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855, if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director